UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

  On June 9, 2026, Aptorum Group Limited (the “Company”) held an extraordinary general meeting of its shareholders (the “EGM”). The Company held the EGM in connection with the transactions contemplated by that certain Agreement and Plan of Merger dated as of July 14, 2025, (the “Merger Agreement”), between the Company and DiamiR Biosciences Corp., a Delaware corporation (“DiamiR”), pursuant to which, among other matters, Aptorum will form a direct, wholly owned subsidiary in the state of Delaware (“Merger Sub”), which will merge with and into DiamR, with DiamiR surviving as a wholly owned subsidiary of Aptorum, and the surviving corporation of the merger (the “Merger”).

At the EGM, the Company’s shareholders voted on six proposals; the sixth proposal was to permit an adjournment if needed, but it was not. At the beginning of the EGM, shareholders holding an aggregate of 2,848,680 Class A Ordinary Shares and Class B Shares combined, which represents 97.15% of the voting power of the shares entitled to vote at the EGM, were represented by proxy, which constituted a quorum for the transaction of business.

We are filing this Current Report on Form 6-K to disclose the voting results from the EGM. The following proposals were voted on:

1.	Approve, by an ordinary resolution a share consolidation of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00001 per share, each in the authorized share capital of the Company (including issued and unissued share capital) at a ratio of [2-1] or [3-1] or [4-1] or [5-1] or [6-1] or [7-1] or [8-1] or [9-1] or [10-1], with the exact ratio to be selected at the sole discretion of the Company’s Board by the day immediately prior to the effective date of the Domestication (as hereinafter defined) (the “Share Consolidation Proposal” or “Proposal No. 1”);

For	Against	Abstain
180,695,301	49,619	226

There were not any broker non-votes for Proposal 1.

2.	Approve, by special resolution, Aptorum be de-registered in the Cayman Islands pursuant to the Companies Act (as revised) of the Cayman Islands and the Company’s Memorandum and Articles of Association and be registered by way of continuation as a corporation under the laws of the State of Delaware (the “Domestication”) and that the directors of Aptorum be authorized and directed to cause an application to be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands. The Domestication will be effected at least one day prior to closing the Merger, by Aptorum filing a certificate of corporate domestication and the proposed new certificate of incorporation (the “Proposed Charter”) with the Secretary of State of the State of Delaware and filing an application to deregister with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, Aptorum will continue as a Delaware corporation. All outstanding securities of Aptorum will convert into outstanding securities of Aptorum Delaware, as described in more detail in the accompanying proxy statement/prospectus (the “Domestication Proposal” or “Proposal No. 2”);

For	Against	Abstain
180,708,982	35,824	340

There were not any broker non-votes for Proposal 2.

3.	Approve, by ordinary resolution, (i) the issuance of shares of Aptorum Delaware common stock, which will represent more than 20% of the shares of Aptorum Delaware common stock outstanding immediately prior to such issuance, to DiamiR stockholders, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 3”);

4. For	Against	Abstain
180,707,194	37,729	223

There were not any broker non-votes for Proposal 3.

4.	Approve, by ordinary resolution, the implementation of a new stock incentive plan with 4,500,000 shares of Common Stock (the “SIP Proposal” or “Proposal No. 4”);

For	Against	Abstain
180,700,953	43,968	225

There were not any broker non-votes for Proposal 4.

5.	Approve, by ordinary resolution, a proposal to approve the appointment of five (5) directors to the Board of Directors of the post-merger company, namely Kira Sheinerman, Ian Huen, Justin Wu, Dougals Arner and Laura A. Philips, assuming the Merger closes, to be effective upon the Closing (the “Director Appointment Proposal” or Proposal No. 5”);

For	Against	Abstain/Withheld
180,714,778	29,482	886

Based on the votes, all proposals were approved. DiamiR’s shareholders also approved the Merger and related transactions and documents on June 9, 2026. Although shareholder approval from both entity’s shareholders is a condition to closing the Merger, the Merger remains subject to the satisfaction or waiver of the remaining closing conditions and therefore we cannot guarantee that it will close.

The information in this Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-281028) and Form F-3 (Registration Number 333-292793) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

On June 10, 2026, the Company issued a press release announcing the receipt of shareholder approval. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Financial Statements and Exhibits.

Exhibits.

The following exhibits are attached.

Exhibit	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: June 10, 2026	By:	/s/ Ian Huen
Name: Ian Huen
Title: CEO

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